ONE EARTH ENERGY, LLC
October 13, 2006
U.S. Securities & Exchange Commission
Attn: Max A. Webb
Assistant Director
100 F. Street, NE
Washington, DC 20549

Re:	One Earth Energy, LLC
Amendment No. 1 to Registration Statement on Form SB-2
Filed September 20, 2006
File No. 333-135729
Dear Mr. Webb:
We are in receipt of your letter dated October 2, 2006 providing comments on our Amendment to Registration Statement on Form SB-2 as filed on September 20, 2006. We reviewed your comments, and the purpose of this letter is to provide our responses thereto. In order to facilitate your review of our responses in the corresponding revisions to our registration statement, set forth below are each of your comments in the order they appeared in your letter, immediately followed by our responses. In addition, we are enclosing a marked Pre-effective Amendment No. 2 to Form SB-2, which includes the revisions made pursuant to your comments.
Registration Statement Cover Page
1. Please update your fee table to reflect the revised minimum and maximum offering amounts.
     Answer: The prospectus has been revised as requested.
Prospectus
Table of Contents
2. We note your response to prior comment 27 of our letter dated August 8, 2006. Please make corresponding changes to the page numbers in your table of contents.
     Answer: The prospectus has been revised as requested.
Prospectus Summary, page 1
Subscription Procedures, page 2
3. We note your response to prior comment 3. Please revise to disclose the date when the remaining 90% is due as well as the consequences of non-payment.

     Answer: The prospectus has been revised as requested.
The Project, page 3
4. We note your response to prior comment 18. Because you plan to rely on your Class A cooperative members in your business plan, please revise to disclose in your summary. If you already have secured “purchase arrangements” with any of these members, provide Item 404 disclosure, as appropriate and file the corresponding exhibits. Refer to Item 601(b)(10) of Regulation S-B.
     Answer: The prospectus has been revised as requested to disclose that we expect to rely on our Class A cooperative members to supply the corn needed for our ethanol plant. In addition, we have disclosed that we have not yet secured purchase arrangements with any of our Class A cooperative members for the supply of corn for our plant.
Our Financing Plan, page 4
5. In the last sentence of the second paragraph, you disclose that none of the states in which you have registered has restricted your offering because of your noncompliance with the minimum promoter investment standard that you describe. Please confirm to us that each state has communicated to you that it will not restrict your offering. Please also revise the corresponding risk factor on page 9.
     Answer: Indiana and Missouri have required us to execute a Lock-Up Agreement restricting our promoter’s ability to transfer their units. We have revised the risk factor on page 9 of the prospectus to disclose the existence and term of this lock-up agreement.
6. We note your response to prior comment 10 and reissue. The disclosure in the fifth paragraph of this section implies that the information you could provide in response to an individual investor inquiry may not be provided to all investors. Please delete this paragraph or provide us with an explanation of why you believe responding to individual information requests is consistent with federal securities laws. Material information about the offering should be contained in the registration statement, not given out on a selective basis.
     Answer: The prospectus has been revised as requested to clarify that prospective investors may contact our representatives with questions about the information contained in our registration statement. Our representatives will not disclose any information not contained in our registration statement. In the event that we determine that it is necessary to make any material change to the information contained in our registration statement, we will prepare and file a post-effective amendment prior to disclosing such material information to prospective investors.
Risk Factors, page 7
If we decide to spend equity proceeds, page 10
7. We note your response to prior comment 12 and reissue. Please revise to explain why your operating documents do not require you to meet the conditions listed in the subheading of your risk factor, such as, fulfilling all of the loan commitment conditions, signing binding loan agreements, or receiving loan proceeds.
     Answer: Our operating documents do not require us to fulfill all of the loan commitment conditions, sign binding loan agreements, or receive loan proceeds prior to spending equity proceeds because if we were required to fulfill these conditions, we would not have the flexibility to pay certain construction related expenses as they come due, including the down payment to Fagen, Inc. connected with our notice to proceed within the time provided for in our letter of intent. Down payments of the size, nature and timing of this down payment are standard in the ethanol industry. Further, if we do not issue the notice to proceed within the required timeframe, then we will have to renegotiate our letter of intent with Fagen, Inc., which will delay our project, and possibly significantly increase the contract price.
Fagen, Inc. and ICM, Inc. may have current or future commitments, page 14
8. We note your response to prior comment 15 and reissue. So that investors may better evaluate this risk, please disclose whether you have inquired about Fagen and ICM’s commitments. If you have and they have not told you, disclose that.
     Answer: The prospectus has been revised as requested.
Dilution, page 25
9. We note your response to prior comment 29; however your dilution and capitalization tables do not present a midpoint. Please revise.
     Answer: The prospectus has been revised as requested.
10. In computing net tangible book value, you should consider the land options to constitute intangible assets. Accordingly, net tangible book value as of July 31, 2006 appears to be $856,236 and net tangible book value per unit appears to be $1,001.45. Please revise your disclosures and computations or advise.
     Answer: The prospectus has been revised as requested.
Estimated Uses of Proceeds, page 30
Plant Construction, page 31
11. We note your response to prior comment 21. Expand your disclosures under the risk factor “We may need to increase cost estimates for construction of the ethanol plant due to the use of union labor or other construction cost increases...” at page 13, and in the last paragraph under “Design-Build Team: Letter of intent with Fagen, Inc.” on page 69 to disclose the top two paragraphs on page 7 of your supplemental response letter to us dated September 21, 2006. In addition, please address in your disclosures how you would finance the use of any union labor or compensated labor at higher than anticipated prevailing wages, as we note you disclose that your budget does not include any additional amount for either of these possible costs.

     Answer: The prospectus has been revised as requested.
MD&A
Plan of Operations Until Start-up of Ethanol Plan, page 33
Site Acquisition and development, page 33
12. We note your response to prior comment 22. Please revise your disclosure to clarify that you have secured the three options which you anticipate “together” will comprise your construction site. Furthermore, please indicate whether the options are for properties which are adjacent to each other.
     Answer: The prospectus has been revised as requested.
13. We note your response to prior comment 24. Please revise to include your response in your disclosure. Please revise to disclose how long you expect to wait for approval and to resolve your water volume issues.
     Answer: The prospectus has been revised as requested.
Description of Membership Units, page 82
Loss of Membership Rights, page 83
14. We note your response to prior comment 40; however, please revise your disclosure to describe the ways in which membership may be terminated under the operating agreement.
     Answer: The prospectus has been revised as requested.
Exhibit 5.1 and 8.1
15. We note your response to prior comment 45. For your planning purposes, please be aware that we will need to review the signed legal and tax opinions prior to the registration statement being declared effective.
     Answer: We have filed signed legal and tax opinions.
Other
16. Amendments should contain currently dated accountants consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.
     Answer: We will comply with this requirement.
17. Please continue to consider the financial statement updating requirements set forth in Item 310(g) of Regulation S-B.

     Answer: We will continue to comply with this requirement.
Status of Review of Pre-Effective Amendment No. 2 to Form SB-2 by Iowa, Illinois, Indiana, Missouri and Wisconsin Securities Departments:
     Iowa: We are waiting for comments from Iowa. We will provide a copy of Iowa’s comments to you as soon as they are available.
     Illinois: We have received notification from Illinois that they will refrain from commenting pending SEC review.
     Indiana: We are waiting for comments from Indiana. We will provide a copy of Indiana’s comments to you as soon as they are available.
     Missouri: We have received comments to the Pre-Effective Amendment No. 2 to Form SB-2 and are in the process of preparing responses.
     Wisconsin: We are waiting for comments from Wisconsin. We will provide a copy of Wisconsin’s comments to you as soon as they are available.
Other Non-Substantive Revisions
In addition to the above-described updates, we also made numerous minor formatting, grammar-related, and/or typographical revisions, none of which altered the substance of our registration statement.

Sincerely,

/s/ Steven Kelly

Steven P. Kelly, President